March 14, 2019

Samuel Eisenberg
Chief Executive Officer
Oxford Northeast Ltd.
400 Rella Drive # 165
Suffern, NY 10901

       Re: Oxford Northeast Ltd.
           Registration Statement on Form S-1
           Filed February 15, 2019
           File No. 333-229710

Dear Mr. Eisenberg:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed February 15, 2019

Cover Page

1. Please disclose here that the proceeds from this offering will not be placed in an escrow, trust account or similar account, and describe the effect on investors. See Item
       501(b)(8)(iii) of Regulation S-K.
Risk Factors, page 6

2. Please include a separately captioned risk factor addressing potential delay in the approval process by the various app stores.
3. Please include a risk factor addressing the related-party nature of your agreement with
       Devoe Creative Corp. In particular, because of your affiliation with Devoe Creative Corp,
 Samuel Eisenberg
FirstName LastNameSamuel Eisenberg
Oxford Northeast Ltd.
Comapany2019
March 14, NameOxford Northeast Ltd.
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FirstName LastName
         the transaction may not be conducted on an arm's-length basis.
4. To the extent that management is not working full-time for Oxford, please add a risk factor to this effect and include the number of hours that each executive officer intends to devote to your operations. Describe any potential conflicts of interest that may arise from business activities of the officers and directors.
Dilution, page 12

5. Please provide dilution information for varying levels of proceeds raised in the offering
         (e.g., 25%, 50%, 75% and 100%) in tabular format.
6. You appear to include Capitalized Software Cost in your dilution calculations. However, this intangible asset should not be included in this calculation since the recovery of its book value is subject to significant uncertainty or illiquidity. Please revise so that the net tangible book value prior to this offering for each scenario provided excludes this intangible asset.
Use of Proceeds, page 12

7. We note that you provide your intended use of the offering proceeds assuming that 100%
         of the common stock offered is sold. Please revise this section to discuss your use of proceeds if 25%, 50%, and 75% of the offering is sold. Please see Instruction 1 to Item
         504 of Regulation S-K.
Business, page 15

8. Please outline the intellectual property rights associated with the development of the Zero
         Vacancy app set forth in Exhibit 10.5 and explain that you will need to apply for patent protection once the rights are assigned to you. Refer to Item 101(h)(4)(vii) of Regulation
         S-K.
Plan of Operations, page 16

9. Please describe the company's plan of operation for the remainder of the fiscal year.
         Provide details of your specific plan of operation, including detailed milestones, the anticipated time frame for beginning and completing each milestone, categories of expenditures and the expected sources of such funding. Please explain how Oxford intends to meet each of the milestones if it cannot receive funding.
10. You disclose that "We intend to enter into agreements with landlords who have vacancies and who agree to accept lower rent payments for imperfect apartments" and "In no event shall the apartments violate any local or state codes or ordinances, or in any way be uninhabitable or unsafe." Please discuss how the application will screen for listings of apartments that may be imperfect or be seriously deficient.
 Samuel Eisenberg
FirstName LastNameSamuel Eisenberg
Oxford Northeast Ltd.
Comapany2019
March 14, NameOxford Northeast Ltd.
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Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 20

11. Please disclose the minimum funding required to remain in business for at least the next
         12 months. In addition, revise to disclose the minimum number of months that you will be able to conduct your planned operations using currently available capital resources.
         Please refer to Item 303(a) (1) and (2) of Regulation S-K as well as FRC 501.03.a and
         Section IV of Interpretive Release No. 33-8350 for additional guidance.
Related Party Transactions, page 20

12. You disclose that Mr. Eisenberg's son is the President of Devoe Creative Corp., with which you have an agreement to purchase the Zero Vacancy application. Please disclose information concerning this transaction in accordance with Item 404(d). Refer to Instruction 1of Item 404(a) of Regulation S-K.
General

13. You appear to be a shell company as defined in Rule 405 under the Securities Act of 1933 because you have no or nominal operations and assets consisting solely of cash and cash equivalents. Please disclose on the cover page that you are a shell company and add a risk factor that highlights the consequences of your shell company status. Discuss the prohibition on the use of Form S-8 by shell companies, enhanced reporting requirements imposed on shell companies, and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144. Also, describe the potential impact on your ability to attract additional capital through subsequent unregistered offerings.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Samuel Eisenberg
Oxford Northeast Ltd.
March 14, 2019
Page 4

        You may contact Becky Chow, Staff Accountant, at (202) 551-6524 or Craig Wilson,
Senior Staff Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff Attorney, at (202)
551-3334 or Barbara Jacobs, Assistant Director, at (202) 551-3735 with any other questions.




                                                           Sincerely,
FirstName LastNameSamuel Eisenberg
                                                           Division of
Corporation Finance
Comapany NameOxford Northeast Ltd.
                                                           Office of
Information Technologies
March 14, 2019 Page 4                                      and Services
FirstName LastName